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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person


Vance                    Larry                    Forrest
(Last)                  (First)                   (Middle)

PO Box 674
(Street)


   McCall                 ID                    83638
   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

          Earth Search Sciences, Inc  EDIS

3. IRS or Social Security Number of Reporting Person (Voluntary)

                 ###-##-####

4. Statement for Month/Year

                 April, 1995

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5. If Amendment, Date of Original (Month/Year)

                  April, 1995
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   /X/   Director                             / /   10% Owner
   /X/   Officer (give title below)           / /   Other (specify below)

          Chairman

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                           4/30/95                                                    1,320,100     D
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Common Stock                           4/30/95                                                    3,075,000     I         **
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

** Mr. Vance is the only Director/Officer and principal shareholder of Universal
   Search Technology, he also is the sole owner.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Stock Options       $0.21     4/1/95   J*        5,000,000A    **     12/31/2004 Common   5,000,000 n/a    5,000,000   D
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Explanation of Responses:

* Granted pursuant to his Employment Agreement. Mr. Vance has been granted options to purchase an aggregate of 5,000,000 shares of the common stock of the Company at a purchase price of $.21 per share. Fifty percent (50%) of the options are exercisable at any time after the shareholders meeting.
   The remaining fifty percent (50%) of the options are deemed "Performance Options", and are exercisable as follows: (I) one-third of said Performance Options shall become exercisable once the Company reports a positive net after profit for any fiscal year commencing on or after March 31, 1995;
   (II) another one-third of said Performance Options shall become exercisable once the Company reports a net after tax profit of greater than $1 million for any fiscal year commencing on or after March 31, 1996; (III) all of said Performance Options shall become exercisable once the Company reports a net after tax profit of greater than $2 million for any fiscal year commencing on or after March 31, 1996; and (IV) any Performance Options which have not become exercisable as aforesaid once the Company reports its net after tax profits or lossess for the fiscal year ended March 31, 1998, shall become null and void. Any options remaining unexercised on December 31, 2004 shall lapse and be deemed null and void.



/s/ Larry F. Vance                                          November 8, 1996
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.